UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

Check One: [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR

                 For Period Ended: March 31, 2003

                 [   ] Transition Report on Form 10-K
                 [   ] Transition Report on Form 20-F
                 [   ] Transition Report on Form 11-K
                 [   ] Transition Report on Form 10-Q
                 [   ] Transition Report on Form N-SAR

                 For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

(PART I   REGISTRANT INFORMATION)

     TMI Holdings, Inc.

Full Name of Registrant

     N/A

Former Name if Applicable

     11924  Forest  Hill  Blvd.,  Suite  22-204

Address of Principal Executive Office (Street and Number)

     Wellington,  FL  33414

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | a)   The reasons described in reasonable detail in Part II
      |      of this form could not be eliminated without
      |      unreasonable effort or expense;
      | b)   The subject annual report, semi-annual report,
      |      transition report on Form 10-K, Form 20-F, 11-K, Form
      |      N-SAR, or portion thereof, will be filed on or before
[ X ] |      the fifteenth calendar day following the prescribed due
      |      date; or the subject quarterly report of transition
      |      report on Form 10-QSB, or portion thereof will be filed on
      |      or before the fifth calendar day following the
      |      prescribed due date; and
      | c)   The accountant's statement or other exhibit required by
      |      Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing are not currently available and could not be made available without unreasonable effort and expense.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Scott Siegel           (954)         579-8599
        -------------------   ----------   -----------------
           (Name)             (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports). The reports are the Form 10-KSB for the year ended December 31, 2002 and the Amended Form 8-K enclosing the financial statements for Kina Ole Development Corporation.

                                                        [   ] Yes  [ X ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                        [   ] Yes  [ X ] No

                           TMI Holdings, Inc.
_____________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2003
                                               _____/s/ Scott Siegel____________
                                               By:  Scott Siegel
                                               Its: President, Chief Executive
                                                    Officer and Chief Financial
                                                    Officer